Filed by CareFusion Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CareFusion Corporation

(Commission File No. 001-34273)

Video Transcript

Kieran T. Gallahue:

Hi everyone.

By now, you’ve heard the news that we’ve entered into an agreement with BD to acquire CareFusion. I’m sure this all seems surreal to you – as, in some ways, it still does to me – but there are a few things on my mind that I wanted to share with you just as soon as I could.

First, one reason I’ve been proud to lead this company is that we have never wavered from our commitment to putting patients and customers first. That’s as true today as it’s always been. As part of BD, we will have incredible potential to reach our aspiration to touch the lives of every patient around the world faster than we ever thought possible.

Second, while I know this announcement feels like an abrupt change in direction, we’ve routinely discussed our strategy to gain scale in order to drive global growth, particularly in faster growing emerging markets. Combining with BD, which has 60% of its revenues from outside of the U.S. including 25% from emerging markets, will enable us to do just that. So our strategy itself hasn’t changed, but our path toward getting there has.

Lastly, we’ve talked often about how health care is changing worldwide, with greater emphasis on lowering the cost of delivering quality care. As our customers consolidate and become more efficient, they are partnering with a fewer number of companies that have the size and scale to help. The combination of CareFusion and BD will be one of those companies. By merging CareFusion and BD, we’ll be part of a global med tech leader with more than $12 billion in revenues and 45,000 employees worldwide. It’s a powerful opportunity, and one I know we will take full advantage of.

We’ve been clear over the years about our intent to grow through acquisition, and today, we find ourselves on the other side, which – as many of you know because you’ve been there before – creates some uncertainty. We’re committed to keeping you informed throughout this process. Until the acquisition is finalized, as best we can, it’s going to be business as usual, which I know is easier said than done. I encourage you to take the time you need today to let the news start to sink in, to talk with your coworkers and manager, to think of your questions. And, after tomorrow’s Town Hall, I ask that you refocus on what we always have – which is focusing on our patients and customers– and trust that the rest will soon sort itself out.

It’s been said that the days are long but the years are short, and I can’t think of a more fitting way to describe our time at CareFusion. It’s your hard work and dedication that have made today possible and will ensure your continued success well into the future. I’m so grateful for the difference we’ve been able to make in the lives of others and look forward to seeing the positive impact we will continue to have on the safety and quality of healthcare for generations to come.

I look forward to seeing and hearing from you at tomorrow’s Town Hall. Thanks everybody.

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S-4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.